Exhibit 99.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

AMONG

1559985 B.C. LTD.

and

BROOKFIELD BUSINESS PARTNERS L.P.

and

BROOKFIELD BUSINESS CORPORATION

November 6, 2025

Table of Contents

Page

Article 1 Interpretation		2

1.1	Definitions	2
1.2	Construction	6
1.3	Schedules	6

Article 2 The Arrangement		7

2.1	Arrangement	7
2.2	Effective Date and Effective Time	7
2.3	Interim Order	7
2.4	Meeting and Meeting Materials	8
2.5	Effecting the Arrangement and Ancillary Filings	9
2.6	U.S. Securities Law Matters	9

Article 3 Representations and Warranties		10

3.1	Mutual Representations and Warranties	10
3.2	Representations and Warranties of the Corporation	11
3.3	Survival	12

Article 4 Covenants		12

4.1	General Covenants	12

Article 5 Conditions		13

5.1	Mutual Conditions Precedent	13
5.2	Conditions Precedent to Obligations of Each Party	14
5.3	Merger of Conditions	14

Article 6 Amendment and Termination		14

6.1	Amendment	14
6.2	Term	14
6.3	Termination	15
6.4	Effect of Termination	15
6.5	Limitations of Covenants	15

Article 7 General		15

7.1	Expenses	15
7.2	Notices	15
7.3	Time of the Essence	16
7.4	Assignment	16
7.5	Binding Effect	16
7.6	Waiver	16
7.7	Entire Agreement	16
7.8	Governing Law; Attornment	17
7.9	Limitation on Liability	17
7.10	Severability	17
7.11	Counterparts; Facsimiles	17

- i -

Table of Contents

(continued)

Page

Schedule A Plan of Arrangement	1

Schedule B BBU RESOLUTIONS	2

Schedule C BBUC RESOLUTION	7

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 6th day of November, 2025,

A M O N G:

1559985 B.C. LTD., a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Corporation”)

- and -

BROOKFIELD BUSINESS PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda,

(hereinafter referred to as “BBU”)

- and -

BROOKFIELD BUSINESS CORPORATION, a corporation existing under the laws of British Columbia,

(hereinafter referred to as “BBUC”)

WHEREAS the Corporation, BBU and BBUC wish to complete the Arrangement (as defined herein) to, among other things, deliver additional benefits to BBU Unitholders and BBUC Shareholders (each as defined herein) by holding their investments in the business of BBU and BBUC, including each of their Subsidiaries (as defined herein), through the Corporation, a newly formed corporation;

AND WHEREAS the BBU Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BBU Special Committee, whose recommendation came after reviewing and considering the Fairness Opinion (as defined herein) and other considerations related to the Arrangement has determined that the Arrangement is in the best interests of BBU;

AND WHEREAS the BBUC Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BBUC Special Committee, whose recommendation came after reviewing and considering the Fairness Opinion (as defined herein) and other considerations related to the Arrangement has determined that the Arrangement is in the best interests of BBUC;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

Article 1
Interpretation

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Entity having the force of law.

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with this Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court with the consent of BBU and BBUC, each acting reasonably.

“Arrangement Resolutions” means, collectively, the BBU Resolutions and the BBUC Resolution.

“BBU Arrangement Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement.

“BBU Board” means the board of directors of Brookfield Business Partners Limited, in its capacity as general partner of BBU, as constituted from time to time.

“BBU LPA” means the amended and restated limited partnership agreement of BBU dated as of May 31, 2016, as amended, including pursuant to the BBU LPA Amendment.

“BBU LPA Amendment” means the fourth amendment to the BBU LPA in the form attached as Schedule A to the Plan of Arrangement.

“BBU LPA Amendment Resolution” means the resolution approving the BBU LPA Amendment.

“BBU Resolutions” means, collectively, the BBU LPA Amendment Resolution and the BBU Arrangement Resolution to be considered at the BBU Unitholders’ Meeting by BBU Unitholders, each substantially in the form of Schedule B attached hereto.

“BBU Special Committee” means the Special Committee of directors of the BBU General Partner established in connection with the Arrangement.

“BBU Unitholders” means the holders of the BBU Units.

“BBU Unitholders’ Meeting” means such meeting or meetings of BBU Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BBU Resolutions.

“BBU Units” mean the limited partnership units in the capital of BBU, and “BBU Unit” means any one of them.

“BBUC Board” means the board of directors of BBUC, as constituted from time to time.

“BBUC Class B Shareholder” means Brookfield BBP Canada Holdings Inc. as the holder of the BBUC Class B Shares.

“BBUC Class B Shares” means the class B multiple voting shares in the capital of BBUC, and “BBUC Class B Share” means any one of them.

“BBUC Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement to be considered at the BBUC Shareholders’ Meeting by BBUC Shareholders, substantially in the form of Schedule C attached hereto.

“BBUC Shareholders” means the holders of BBUC Shares.

“BBUC Shareholders’ Meeting” means such meeting or meetings of the BBUC Class B Shareholder and the BBUC Shareholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BBUC Resolution.

“BBUC Shares” means the class A exchangeable subordinate voting shares in the capital of BBUC, and “BBUC Share” means any one of them.

“BBUC Special Committee” means the Special Committee of directors of BBUC established in connection with the Arrangement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda.

“Circular” means the joint management information circular of BBU and BBUC, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the BBU Unitholders and BBUC Shareholders in connection with the Meetings, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Corporation Board” means the board of directors of the Corporation, as constituted from time to time.

“Corporation Class A Shares” means the class A subordinate voting shares in the capital of the Corporation, and “Corporation Class A Share” means any one of them.

“Corporation Class B Shares” means the class B multiple voting shares in the capital of the Corporation, and “Corporation Class B Share” means any one of them.

“Corporation Special Shares” means the special non-voting incentive shares in the capital of the Corporation, and “Corporation Special Share” means any one of them.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a registered BBU Unitholder and/or registered BBUC Shareholder to dissent with respect to their BBU Units and/or BBUC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BBU LPA and Division 2 of Part 8 of the BCBCA, respectively, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, in connection with the Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Corporation, BBU and BBUC agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order.

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by the Corporation, BBU and BBUC prior to the Effective Date.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Fairness Opinion” means the opinion of Origin to the effect that, as of the date of such opinion, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of BBU Units and BBUC Shares pursuant to the Arrangement is fair, from a financial point of view, to such securityholders.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BBU and BBUC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BBU and BBUC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BBU and BBUC, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BBU and BBUC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BBU Unitholders’ Meeting and the BBUC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BBU and BBUC, each acting reasonably.

“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of each of the Meetings which accompanies the Circular.

“Meetings” means, collectively, the BBU Unitholders’ Meeting and the BBUC Shareholders’ Meeting and “Meeting” means any one of them, as the context requires.

“NYSE” means the New York Stock Exchange.

“Parties” means the Corporation, BBU and BBUC and “Party” means any one of them.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule A hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Subsidiary” has the meaning given to such term in the BCBCA.

“Tax Act” means the Income Tax Act (Canada).

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including advisory and other professional expenses and printing and mailing costs associated with the Meeting Materials.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(f)	a reference to time is to local time in Vancouver, British Columbia;

(g)	unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Schedules.

The following schedule is attached to this Agreement and forms a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BBU Resolutions

Schedule C – BBUC Resolution

Article 2
The Arrangement

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order and at the times set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

BBU, BBUC and the Corporation shall apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order as follows:

(a)	as soon as reasonably practicable following the execution of this Agreement, the Corporation shall prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(i)	for the calling and holding of (i) the BBU Unitholders’ Meeting for the purpose, among other things, of considering the BBU Resolutions and (ii) the BBUC Shareholders’ Meeting for the purpose, among other things, of considering the BBUC Resolution;

(ii)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and each of the Meetings and for the manner in which such notice is to be provided;

(iii)	that the requisite approvals for the BBU Resolutions will be as follows: (i) the affirmative vote of a majority of the outstanding BBU units as of the close of business on the record date for securityholders entitled to notice of and to vote at the BBU Unitholders’ Meeting with respect to the BBU Arrangement Resolution and (ii) the affirmative vote of a majority of the outstanding BBU units as of the close of business on the record date for securityholders entitled to notice of and to vote at the BBU Unitholders’ Meeting with respect to the BBU LPA Amendment Resolution;

(iv)	that the requisite approvals for the BBUC Resolution will be: (i) not less than 66⅔% of the votes cast by the holders of BBUC Shares and holders of BBUC Class B Shares, voting together, present in person or represented by proxy at the BBUC Shareholders’ Meeting and (ii) not less than 66⅔% of the votes cast by the holders of BBUC Shares, voting separately as a class, present in person or represented by proxy at the BBUC Shareholders’ Meeting;

(v)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	for the confirmation of the record date for securityholders entitled to notice of and to vote at each of the Meetings;

(viii)	that the BBU Unitholders’ Meeting or the BBUC Shareholders’ Meeting may be adjourned or postponed from time to time by BBU or BBUC, respectively, without the need for additional approval of the Court; and

(ix)	for such other matters as the Parties may reasonably require, subject to approval by the Court.

(b)	in seeking the Interim Order, the Corporation shall advise the Court that it is the Corporation’s intention to rely upon the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Corporation Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement, as contemplated in Section 2.6.

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	BBU will convene and conduct the BBU Unitholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BBU Resolutions (and any other proper purpose as may be set out in the Meeting Materials);

(b)	BBUC will convene and conduct the BBUC Shareholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BBUC Resolution (and any other proper purpose as may be set out in the Meeting Materials); and

(c)	BBU and BBUC will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meetings; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meetings to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and BBU or BBUC, as applicable, will promptly publicly disseminate any amendment or supplement to the Meeting Materials to the BBU Unitholders and the BBUC Shareholders in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Entity. The Meeting Materials shall also contain such information as may be required to allow the Corporation to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the Corporation Class A Shares pursuant to the Arrangement.

2.5	Effecting the Arrangement and Ancillary Filings.

Subject to the rights of termination contained in Section 6.3, upon the BBU Unitholders and BBUC Shareholders approving the Arrangement as set out in the Interim Order, the receipt of the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by BBU, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement will be deemed to occur in the order and at the times set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.6	U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out with the intention that the issuance of the Corporation Class A Shares pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Corporation’s compliance with the U.S. Securities Act and other United States securities laws, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the Arrangement shall be subject to the approval of the Court and pursuant to Section 2.3(b), prior to the issuance of the Interim Order, the Court shall be advised as to the intention of the Corporation to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Corporation Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)	the Court shall hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(c)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Arrangement and the issuance of the Corporation Class A Shares pursuant to the Arrangement;

(d)	each Party shall ensure that each Person entitled to receive Corporation Class A Shares pursuant to the Arrangement shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Interim Order shall specify that each Person entitled to receive Corporation Class A Shares pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(f)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all securityholders entitled to receive Corporation Class A Shares pursuant to the Arrangement;

(g)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “Act”), from the registration requirements otherwise imposed by that Act, regarding the distribution of the Corporation Class A Shares pursuant to the Plan of Arrangement.”; and

(h)	each Person to whom Corporation Class A Shares will be issued pursuant to the Arrangement shall be advised that the Corporation Class A Shares issued pursuant to the Arrangement have not and will not be registered under the U.S. Securities Act and shall be issued by the Corporation in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of affiliates of the Corporation, BBU or BBUC, as the case may be, shall be subject to certain restrictions on resale under the United States securities Laws, including Rule 144 under the U.S. Securities Act.

Article 3
Representations and Warranties

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate or other power and authority to enter into this Agreement (acting through its general partner, as applicable) and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it (acting through its general partner, as applicable) and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as may be contemplated by the Plan of Arrangement; and

(d)	the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors or the board of directors of its general partner (as applicable) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2	Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the authorized capital of the Corporation consists of (i) an unlimited number of Corporation Class A Shares; (ii) an unlimited number of Corporation Class B Shares; (iii) four Corporation Special Shares and (iv) an unlimited number of class A preferred shares, issuable in series;

(b)	as at the date of this Agreement, one (1) Corporation Class B Share is issued and outstanding and owned by BPEG BN Holdings LP;

(c)	the Corporation has full power and authority to issue Corporation Class A Shares, Corporation Class B Shares and Corporation Special Shares pursuant to the Arrangement and such shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable shares in the capital of the Corporation, free and clear of any Encumbrances, other than under applicable securities laws; and

(d)	it has no assets (other than the subscription price for the Corporation Class B Share), no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.3	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Covenants

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on the Effective Date;

(b)	prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement; and

(d)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

Article 5
Conditions

5.1	Mutual Conditions Precedent.

The obligation of each Party to complete the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the applicable Party without prejudice to its right to rely on any other condition in its favour:

(a)	the Arrangement Resolutions will have been approved by the BBU Unitholders or the BBUC Shareholders, as applicable, at the Meetings, in accordance with the Interim Order;

(b)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Parties;

(c)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to the Parties, acting reasonably;

(d)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or the effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(e)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(f)	the Corporation Class A Shares will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(g)	the Corporation Class A Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(h)	BBU Unitholders and BBUC Shareholders representing no more than 5% of the outstanding BBU Units and BBUC Shares in the aggregate shall have exercised Dissent Rights with respect to the Arrangement; and

(i)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

The conditions contained in this Section 5.1 may be waived, in whole or in part, by any Party at any time. Such conditions will not give rise to or create any duty on the part of any other Party or its board of directors or board of general partner, as applicable, to waive or not to waive such conditions and will not in any way limit such Party’s right to terminate this Agreement as set forth in Section 6.3 or alter the consequences of any such termination from those specified in Section 6.4. Any determination made by any Party prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the Effective Date.

Article 6
Amendment and Termination

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the BBU Unitholders, the BBUC Shareholders or the BBUC Class B Shareholder. The Plan of Arrangement may be amended in accordance with Section 6.1 thereof.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

This Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of BBU and BBUC.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

6.5	Limitations of Covenants.

None of the covenants of BBU or BBUC contained herein shall prevent the BBU Board or the BBUC Board, as the case may be, from:

(a)	acting in accordance with its view of its fiduciary duties;

(b)	responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its respective Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BBU, BBUC or any of their Subsidiaries; or

(c)	making any disclosure to any BBU Unitholders or BBUC Shareholders, which, in the judgement of the BBU Board or the BBUC Board, respectively, is required under Applicable Law.

Article 7
General

7.1	Expenses.

Except as otherwise agreed, BBUC and BBU shall each pay 50% of all Transaction Costs.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To the Corporation:

1559985 B.C. Ltd.
1055 West Georgia Street
1500 Royal Centre, P.O. Box 11117
Vancouver, British Columbia
V6E 4N7

(b)	To BBU:

Brookfield Business Partners L.P.
73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

(c)	To BBUC:

Brookfield Business Corporation

1055 West Georgia Street
1500 Royal Centre, P.O. Box 11117
Vancouver, British Columbia
V6E 4N7

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by electronic image, on the day of receipt thereof if given during the normal business hours of the recipient with written confirmation of receipt by email and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

1559985 B.C. LTD.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Corporate Secretary

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and General Counsel

Schedule A
Plan of Arrangement

(Please see attached.)

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquired Securities” means the BBU Units, the REUs, the BBUC Shares, the Special LP Units and the GP Share;

“Applicable Note Consideration” means the consideration issued by the Specified Purchaser as set out in the Note Schedule;

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements to this Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court with the consent of BBU and BBUC, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated as of November 6, 2025 among the Corporation, BBU and BBUC, including all schedules thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“BBU” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;

“BBU Arrangement Resolution” means the resolutions approving the transactions contemplated by this Plan of Arrangement to be considered at the BBU Unitholders’ Meeting by BBU Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BBU LPA” means the amended and restated limited partnership agreement of BBU dated as of May 31, 2016, as amended, including pursuant to the BBU LPA Amendment;

“BBU LPA Amendment” means the fourth amendment to the BBU LPA in the form attached as Schedule A hereto;

“BBU LPA Amendment Resolution” means resolutions approving the BBU LPA Amendment to be considered at the BBU Unitholders’ Meeting by BBU Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BBU Resolutions” means the BBU LPA Amendment Resolution and the BBU Arrangement Resolution;

“BBU Unitholders” means holders of BBU Units;

“BBU Unitholders’ Meeting” means such meeting or meetings of BBU Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BBU Resolutions;

“BBU Units” means the limited partnership units (other than the general partner units) in the capital of BBU;

“BBUC” means Brookfield Business Corporation, a corporation existing under the laws of British Columbia;

“BBUC Articles” means the articles of incorporation of BBUC dated March 10, 2022, as amended;

“BBUC Class B Shareholder” means Brookfield BBP Canada Holdings Inc. as the holder of the BBUC Class B Shares;

“BBUC Resolution” means the resolution approving the transactions contemplated by this Plan of Arrangement to be considered at the BBUC Shareholders’ Meeting by BBUC Shareholders, substantially in the form of Schedule C to the Arrangement Agreement;

“BBUC Shareholders” means holders of BBUC Shares;

“BBUC Shareholders’ Meeting” means such meeting or meetings of the BBUC Class B Shareholder and the BBUC Shareholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BBUC Resolution;

“BBUC Shares” means the class A exchangeable subordinate voting shares in the capital of BBUC;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda;

“certificate” means a physical security certificate or other evidence of security ownership, including a DRS statement;

“Class A Consideration” means:

(a)	for a BBU Unitholder, REU Holder or BBUC Shareholder that is a party to a Note Agreement, the Corporation Shares and Corporation Notes set out in the applicable Note Schedule; and

(b)	for a BBU Unitholder or BBUC Shareholder other than one described in (a), one (1) Corporation Share per BBU Unit or BBUC Share;

“Class B Share” means a class B multiple voting share in the capital of the Corporation;

“Corporation” means 1559985 B.C. Ltd., a corporation existing under the laws of British Columbia;

“Corporation Note” means a non-interest-bearing promissory note issued by the Corporation having a principal amount equal to the FMV of one Corporation Share and payable by the delivery of one Corporation Share;

“Corporation Share” means a class A subordinate voting share in the capital of the Corporation;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of BBUC Shares who dissents in respect of the BBUC Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BBUC Shares;

“Dissenting Unitholder” means a registered holder of BBU Units who dissents in respect of the BBU Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BBU Units;

“DRS” means direct registration system;

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Corporation, BBU and BBUC agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by the Corporation, BBU and BBUC prior to the Effective Date;

“Eligible Canadian Holder” means a BBU Unitholder, REU Holder or BBUC Shareholder that (a) for purposes of the Tax Act and, at all relevant times, is or is deemed to be a resident of Canada (or, in the case of a holder that is a partnership, has at least one partner that is or is deemed to be a resident of Canada for purposes of the Tax Act), and (b) is not exempt from income tax under the Tax Act;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BBU and BBUC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BBU and BBUC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BBU and BBUC, each acting reasonably) on appeal;

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money;

“General Partner” means Brookfield Business Partners Limited, the general partner of BBU;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or Tax Authority under or for the account of any of the foregoing;

“GP Shares” means the common shares, par value USD$100.00, of the General Partner;

“Holding LP” means Brookfield Business L.P.;

“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BBU and BBUC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BBU Unitholders’ Meeting and the BBUC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BBU and BBUC, each acting reasonably;

“Note Agreement” means the agreement entered into by Eligible Canadian Holders who have validly elected to receive a portion of the Class A Consideration in the form of Corporation Notes, which shall include an REU Note Agreement;

“Note Schedule” means the schedule to a Note Agreement specifying the number of Corporation Shares and Corporation Notes to be received by the Eligible Canadian Holder;

“Notice Form” means the notice form for use by Eligible Canadian Holders of BBU Units pursuant to which an Eligible Canadian Holder can indicate its intention to obtain a tax deferral with respect to the exchange of the BBU Units held by it;

“NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“REU Holders” means holders of REUs;

“REU Note Agreement” means the Note Agreement entered into by an Eligible Canadian Holder with respect to the REUs held by it;

“REUs” means the redemption-exchange limited partnership units of Holding LP;

“Special Limited Partner” means the holder of the Special LP Units;

“Special LP Units” means the special limited partnership units in the capital of Holding LP;

“Special Shares” means the special non-voting incentive shares in the capital of the Corporation;

“Specified Purchaser” means each entity who is a party to a Note Agreement for purposes of acquiring Corporation Notes from the holder of Acquired Securities;

“subsidiaries” has the meaning given in National Instrument 45-106 - Prospectus Exemptions;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Authority” means CRA and/or any provincial tax authority, as applicable;

“Tax Election” has the meaning ascribed thereto in Section 3.3;

“Transfer Agent” means TSX Trust Company, BBU’s and BBUC’s transfer agent; and

“TSX” means the Toronto Stock Exchange.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Plan of Arrangement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.

(d)	Including. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Plan of Arrangement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided herein.

(f)	Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on the Corporation, BBU, BBUC, Holding LP, Specified Purchasers and all Persons who were immediately prior to the Effective Time holders or beneficial owners of the Acquired Securities and all other Persons directly or indirectly affected by the Arrangement at and after the Effective Time, without any further act or formality required on the part of any Person.

Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Effectiveness of Note Agreements

(a)	Each Note Agreement shall become effective and binding on the parties thereto.

Listing of Corporation Shares

(b)	The Corporation Shares shall, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE.

Transfers pursuant to Note Alternative

(c)	The BBU Units held by each Eligible Canadian Holder that is a party to a Note Agreement shall be transferred and assigned to the Corporation in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to the Corporation of the BBU Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the Corporation Notes forming part of the applicable Class A Consideration.

(d)	The REUs held by each Eligible Canadian Holder that is a party to a REU Note Agreement shall be transferred and assigned to the Corporation in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to the Corporation of the REUs so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant), less the aggregate principal amount of the Corporation Notes forming part of the applicable Class A Consideration.

(e)	The BBUC Shares held by each Eligible Canadian Holder that is a party to a Note Agreement shall be transferred and assigned to the Corporation in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to the Corporation of the BBUC Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the Corporation Notes forming part of the applicable Class A Consideration.

Transfers of BBU Units

(f)	The BBU Units held by each Eligible Canadian Holder that (i) has voted in favour of either the BBU LPA Amendment Resolution or the BBU Arrangement Resolution (other than any Eligible Canadian Holder whose BBU Units are transferred to the Corporation pursuant to Section 3.1(c)) or (ii) has indicated an intention to obtain a tax deferral with respect to the exchange of the BBU Units held by it by submitting a Notice Form shall be transferred and assigned to the Corporation in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares shall be an amount equal to the aggregate cost to the Corporation of the BBU Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

(g)	The BBU LPA Amendment shall become effective and binding on the parties thereto.

(h)	Each outstanding BBU Unit held by a Dissenting Unitholder shall be deemed to be transferred by the holder thereof to BBU without any further act or formality on its part, and, in consideration therefor, BBU shall be deemed to have issued to the Dissenting Unitholder a debt-claim to be paid the aggregate fair value of those BBU Units in accordance with Article 4 hereof.

(i)	BBU shall provide notice of redemption for all of the BBU Units, other than those BBU Units transferred to the Corporation pursuant to Sections 3.1(c) and 3.1(f) or to BBU pursuant to Section 3.1(h), pursuant to Section 7.4 of the BBU LPA.

(j)	Immediately prior to such redemption taking effect, the Corporation shall exercise its overriding call right pursuant to Section 7.5 of the BBU LPA to purchase each BBU Unit, other than those BBU Units transferred pursuant to Sections 3.1(c), 3.1(f) or 3.1(h), and each such BBU Unit shall be transferred and assigned to the Corporation by the holder thereof in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares shall be an amount equal to the aggregate cost to the Corporation of the BBU Units so acquired (determined for purposes of the Tax Act).

Transfers of BBUC Shares

(k)	Each outstanding BBUC Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BBUC without any further act or formality on its part, and, in consideration therefor, BBUC shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those BBUC Shares in accordance with Article 4 hereof.

(l)	The BBUC Shares held by any holder, other than those BBUC Shares transferred pursuant to Sections 3.1(e) or 3.1(k), shall be transferred and assigned to the Corporation in exchange for the applicable Class A Consideration.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares shall be an amount equal to the aggregate cost to the Corporation of the BBUC Shares so acquired (determined for purposes of the Tax Act, including pursuant to section 85.1 of the Tax Act, where relevant).

Corporation Notes

(m)	All Corporation Notes issued to Eligible Canadian Holders pursuant to Sections 3.1(c), 3.1(d) and 3.1(e) shall be transferred by such Eligible Canadian Holders to the applicable Specified Purchaser pursuant to the Note Agreements in exchange for the Applicable Note Consideration.

(n)	All Corporation Notes transferred to the applicable Specified Purchaser pursuant to Section 3.1(m) shall be transferred and assigned by the applicable Specified Purchaser to the Corporation in exchange for one (1) Corporation Share for each Corporation Note, following which the Corporation Notes shall be automatically cancelled by operation of law.

The aggregate amount to be added by the Corporation to the stated capital of the Corporation Shares shall be an amount equal to the aggregate principal amount of the cancelled Corporation Notes.

Transfers of Special LP Units

(o)	Each Special LP Unit shall be transferred and assigned by the holder thereof to the Corporation in exchange for one (1) Special Share.

The aggregate amount to be added by the Corporation to the stated capital of the Special Shares shall be an amount equal to the aggregate cost to the Corporation of the Special LP Units acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

Transfer of GP Share

(p)	The one (1) issued and outstanding GP Share shall be transferred and assigned by the holder thereof to the Corporation in exchange for three (3) Class B Shares.

The aggregate amount to be added by the Corporation to the stated capital of the Class B Shares shall be an amount equal to the aggregate cost to the Corporation of the GP Share acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant).

3.2	Registers of Holders

(a)	Upon the effectiveness of the Note Agreements pursuant to Section 3.1(a), the Corporation shall be deemed to have issued to each Eligible Canadian Holder that is a party to a Note Agreement the Corporation Notes to be received by it as specified in the applicable Note Schedule and the name of such Eligible Canadian Holder shall be deemed to be added to a register of holders of Corporation Notes as the holder of the Corporation Notes issued to such Eligible Canadian Holder. Upon the transfer and cancellation of the Corporation Notes pursuant to Sections 3.1(m) and 3.1(n), appropriate entries shall be made in the register of holders of Corporation Notes.

(b)	Upon the transfers of the BBU Units pursuant to Sections 3.1(c) and 3.1(f), the name of each Eligible Canadian Holder shall be removed from the register of holders of BBU Units in respect of the BBU Units held by such Eligible Canadian Holder and the Corporation shall be recorded as the registered holder of the BBU Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(c)	Upon the transfers of the REUs pursuant to Section 3.1(d), the name of each Eligible Canadian Holder shall be removed from the register of holders of REUs in respect of the REUs held by such Eligible Canadian Holder and the Corporation shall be recorded as the registered holder of the REUs so transferred and shall be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfers of the BBUC Shares pursuant to Section 3.1(e), the name of each Eligible Canadian Holder shall be removed from the register of holders of BBUC Shares in respect of the BBUC Shares held by such Eligible Canadian Holder and the Corporation shall be recorded as the registered holder of the BBUC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(e)	Upon the deemed transfers of the BBU Units pursuant to Section 3.1(h), (i) the Dissenting Unitholder shall cease to be a holder of such BBU Units, (ii) the name of such holder shall be removed from the register of holders of BBU Units, (iii) the Dissenting Unitholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to BBU; and (iv) such BBU Units shall be cancelled by BBU and the register of holders of BBU Units shall be revised accordingly.

(f)	Upon the transfers of the BBU Units pursuant to Section 3.1(j), the name of the holder of such BBU Units shall be removed from the register of holders of BBU Units, and the Corporation shall be recorded as the registered holder of the BBU Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(g)	Upon the deemed transfers of the BBUC Shares pursuant to Section 3.1(k), (i) the Dissenting Shareholder shall cease to be a holder of such BBUC Shares, (ii) the name of such holder shall be removed from the register of holders of BBUC Shares, (iii) the Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to BBUC; and (iv) such BBUC Shares shall be cancelled by BBUC and the register of holders of BBUC Shares shall be revised accordingly.

(h)	Upon the transfers of the BBUC Shares pursuant to Section 3.1(l), the name of the holder of such BBUC Shares shall be removed from the register of holders of BBUC Shares, and the Corporation shall be recorded as the registered holder of the BBUC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(i)	Upon the transfers of the Special LP Units pursuant to Section 3.1(o), the name of the Special Limited Partner shall be removed from the register of holders of Special LP Units in respect of such Special LP Units and the Corporation shall be recorded as the registered holder of the Special LP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(j)	Upon the transfer of the GP Share pursuant to Section 3.1(p), the name of the holder shall be removed from the register of holders of GP Shares in respect of such GP Share and the Corporation shall be recorded as the registered holder of the GP Share so transferred and shall be deemed to be the legal and beneficial owner thereof.

3.3	Tax Elections

An Eligible Canadian Holder shall be entitled to make a joint income tax election with the Corporation (the “Tax Election”) with respect to its (a) transfer of BBU Units to the Corporation and (b) transfer of BBUC Shares to the Corporation pursuant to Section 3.1(e)) pursuant to subsection 85(1) of the Tax Act (or subsection 85(2) of the Tax Act if such Eligible Canadian Holder is a partnership), and in each case, where applicable, the analogous provisions of provincial income tax law. To make a Tax Election, an Eligible Canadian Holder must provide the relevant information to the Corporation through a website that shall be made available for this purpose or as otherwise directed. The relevant information may be submitted on or after the date that is 90 days after the Effective Date but in any event must be submitted no later than April 20, 2027 to the Corporation through the website or as otherwise directed. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Tax Election, the Corporation shall deliver a copy of the Tax Election as executed by the Corporation to the Eligible Canadian Holder. The Eligible Canadian Holder shall be solely responsible for executing its portion of the Tax Election and submitting it to the applicable Tax Authority within the required time.

3.4	No Fractional Shares

Each BBU Unit, REU and BBUC Share transferred to the Corporation pursuant to Sections 3.1(c), 3.1(d) and 3.1(e) shall be deemed to be transferred in consideration for a portion of a Corporation Share and a portion of a Corporation Note as specified in the applicable Note Agreement. However, in no event shall any fractional Corporation Shares be delivered under this Plan of Arrangement.

3.5	Fully Paid and Non-Assessable Shares

All Corporation Shares issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

Article 4
DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered BBU Unitholders and BBUC Shareholders may exercise rights of dissent with respect to their BBU Units and/or BBUC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BBU LPA and Division 2 of Part 8 of the BCBCA, respectively, in connection with the Arrangement (collectively, the “Dissent Rights”). For greater certainty, non-registered holders of BBU Units, non-registered holders of BBUC Shares, holders of REUs, holders of Special LP Units and holders of GP Shares granted shall not be entitled to exercise Dissent Rights in respect of those securities.

(b)	BBU Unitholders and BBUC Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their BBU Units and/or BBUC Shares, as applicable, to BBU and BBUC, respectively, as of the applicable time pursuant to Sections 3.1(h) and 3.1(k). If such BBU Unitholders and BBUC Shareholders:

(i)	are ultimately entitled to be paid the fair value for their BBU Units and/or BBUC Shares pursuant to the Dissent Rights, the BBU Unitholders and BBUC Shareholders shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(ii)	are ultimately not entitled, for any reason, to be paid the fair value for their BBU Units and/or BBUC Shares pursuant to the Dissent Rights, the BBU Unitholders and BBUC Shareholders will be deemed to have participated in the Arrangement on the same basis as a BBU Unitholder or BBUC Shareholder, as applicable, that has not exercised Dissent Rights and shall be entitled to receive only the Class A Consideration on the basis determined in accordance with Section 3.1 that such BBU Unitholders or BBUC Shareholders, as applicable, would have received pursuant to the Arrangement if such holders had not exercised Dissent Rights.

4.2	Recognition of Dissenting Unitholders

From and after the Effective Time, in no case shall the Corporation, BBU, BBUC or any other Person be required to recognize a Dissenting Unitholder as a holder of BBU Units or BBUC Shares or as a holder of any securities of any of the Corporation, BBU, BBUC or any of their respective subsidiaries and the names of the Dissenting Unitholders shall be deleted from the register of holders of BBU Units and BBUC Shares.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon the Arrangement becoming effective, the existing certificates representing the BBU Units and BBUC Shares (other than BBU Units and BBUC Shares held by (x) BBU Unitholders and/or BBUC Shareholders that are a party to a Note Agreement, or (y) Dissenting Unitholders or Dissenting Shareholders) will represent Corporation Shares without any further action required on the part of holders thereof.

(b)	As soon as practicable following the Effective Time:

(i)	the Transfer Agent shall deliver to each REU Holder and each Specified Purchaser DRS statements representing the Corporation Shares to which such Person is entitled pursuant to the Arrangement;

(ii)	the Corporation shall deliver to the Special Limited Partner evidence as to the issuance of the Special Shares to which such Person is entitled pursuant to the Arrangement; and

(iii)	the Corporation shall deliver to the General Partner evidence as to the issuance of the Class B Shares to which such Person is entitled pursuant to the Arrangement.

(c)	After the Effective Time, each certificate which immediately prior to the Effective Time represented one or more Acquired Securities shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2	Withholding Rights

The Corporation, BBU, BBUC, the Transfer Agent and any other Person shall be entitled to deduct or withhold from any amount otherwise payable to any Person hereunder such amounts as the Corporation, BBU, BBUC, the Transfer Agent or such other Person, as applicable, are required to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

5.3	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Acquired Securities that are exchanged pursuant to Section 3.1 shall cease to represent a claim or interest of any kind or nature as a unitholder of BBU, as a unitholder of Holding LP, as a shareholder of BBUC, as a shareholder of the General Partner or as a holder of a Corporation Note. On such date, the Corporation Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to the Corporation, together with all entitlements to distributions and interest thereon held for such former registered holder.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Acquired Securities issued prior to the Effective Time; (ii) the rights and obligations of the holders of BBU Units, REUs, BBUC Shares, Special LP Units, GP Shares, Corporation Notes, the Corporation, the Transfer Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BBU Units, REUs, BBUC Shares, Special LP Units, GP Shares or Corporation Notes (other than Dissent Rights) shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Corporation, BBU and BBUC may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Corporation, BBU and BBUC, each acting reasonably, (iii) if made following the BBU Unitholders’ Meeting or the BBUC Shareholder’s Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to the BBU Unitholders and BBUC Shareholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to the BBU Unitholders and BBUC Shareholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of the Corporation, BBU and BBUC, is of an administrative nature and is not adverse to the economic interest of any holder of Acquired Securities.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by BBU or BBUC at any time prior to the BBU Unitholders’ Meeting or the BBUC Shareholders’ Meeting (provided that BBU or BBUC, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BBU Unitholders’ Meeting and the BBUC Shareholders’ Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BBU Unitholders’ Meeting or the BBUC Shareholders’ Meeting shall be effective only if (i) it is consented to in writing by BBU and BBUC (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the BBU Unitholders and BBUC Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Acquired Securities.

Article 7
miscellaneous

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A
BBU LPA Amendment

(See attached.)

BROOKFIELD BUSINESS PARTNERS L.P.

FOURTH AMENDMENT TO THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. (the “Partnership”), dated as of May 31, 2016, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated May 18, 2020, and as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated March 15, 2022 (as amended, the “Agreement”) is made as of the ■ day of ■, 2026, but following the acquisition by 1559985 B.C. Ltd. (the “Corporation”) of Units pursuant to Section 3.1(f) of the Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and Brookfield Business Corporation (“BBUC”), the Corporation has agreed to acquire, directly or indirectly, all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for class A subordinate voting shares in the capital of the Corporation (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Units will be entitled to receive, in respect of each Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of Corporation Notes (as defined in the Plan of Arrangement), which will be subsequently transferred and assigned to the Corporation in exchange for Class A Shares pursuant to the Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Units for the Cash Consideration and to provide the Corporation with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of Holding LP under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2. of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Units;

AND WHEREAS, a meeting of the holders of Units was held on ■, 2026 at which resolutions approving the Amendment and the Transaction were adopted by holders of a majority of the Units and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■, 2026 becomes effective pursuant to Section 3.1(g) of the Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court (as defined in the Plan of Arrangement) with the consent of the Partnership and BBUC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and BBUC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.4;

1.1.4.1	“BBUC” means Brookfield Business Corporation;

1.1.10.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.12.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.15.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.15.2	“Class A Share” means a class A subordinate voting share in the capital of the Corporation;

1.1.19.1	“Corporation” means 1559985 B.C. Ltd.;

1.1.20.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.49.1	“Meeting” means such meeting or meetings of Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.51.1	“Notional Year” has the meaning assigned to such term in Section 4.4.4;

1.1.62.1	“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BBUC, each acting reasonably;

1.1.62.3	“Public Unitholder” means a holder of Public Units;

1.1.62.4	“Public Units” means the Units that are issued and outstanding (except for those Units held by the Corporation) at the Amendment Effective Time;

1.1.70.	“Resolutions” means the resolutions of the Unitholders adopted at the Meeting approving the Transaction;

1.1.76.1	“Transaction” means the transactions to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, the Corporation will acquire all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for Class A Shares; and

1.1.81.1	“Unitholder” means a registered or beneficial holder of a Unit.

(b)            Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 18, 2020, as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated as of March 15, 2022 and as amended by the Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■, 2026;

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7      Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.4	For purposes of Section 4.4.2 and Section 4.4.3, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have a had a fiscal year (the “Notional Year”) commencing on January 1, 2026 and ending immediately following the completion of the Arrangement steps occurring on the Effective Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. For greater certainty, the balance (if any) of the Income for Canadian Tax Purposes after allocating the Special Income Allocation Amount to the Limited Partners whose Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership or the Affiliate, for the Arrangement Year will be allocated to all Partners for the Notional Year in accordance with Section 4.4.2. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable Laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, and, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder, at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, the Corporation will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by the Corporation of the Class A Consideration for each such Public Unit. In the event of the exercise by the Corporation of its Call Right, each Public Unitholder will be obligated to sell all the Public Units which are subject to the Call Right held by such Public Unitholder to the Corporation on the Effective Date on payment by, or on behalf of the Corporation, to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	The Corporation must provide notice of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If the Corporation duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units which are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, the Corporation will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, the Corporation will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by the Corporation pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be holders of the securities delivered to them as part of the Class A Consideration which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Corporation will deliver to such Public Unitholder, the Class A Consideration. If the Corporation does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, the Corporation and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of the Corporation and the overriding nature thereof and to be bound thereby in favour of the Corporation as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Section 3.1(c) and (f) of the Plan of Arrangement shall take place pursuant to the Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Unitholder may have, a Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Units held by the Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Unitholder may only claim under this Section 7.6 with respect to all of the Units held by the Unitholder and registered in the name of the dissenting Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Unitholder of the purpose of the Meeting and of the Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Unitholders adopt the Resolutions, send to each Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, a Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Unitholder).

7.6.6	A dissenting Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Unitholder’s name and address;

(ii)	the number of Units in respect of which the dissenting Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Unitholder shall send the certificates representing the Units held by the Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Unitholder is a dissenting Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Unitholder ceases to have any rights as a Unitholder other than the right to be paid the fair value of the Units as determined under this Section 7.6 except where:

(i)	the dissenting Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Unitholder’s rights are reinstated as of the date the dissenting Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Unitholder who has sent such notice a written offer to pay for the dissenting Unitholder’s Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Units of a dissenting Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Units of any dissenting Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Unitholders whose Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Unitholder of the date, place and consequences of the application and of the dissenting Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Unitholder who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of the dissenting Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Unitholder and for the amount of the Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Unitholder that it is unable lawfully to pay dissenting Unitholders for their Units.

7.6.23	If Section 7.6.24 applies, a dissenting Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Unitholder is reinstated to their full rights as a Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to a Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(g) the Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the ■ day of ■, 2026.

GENERAL PARTNER:

BROOKFIELD BUSINESS PARTNERS LIMITED

By:
Name: James Bodi
Title: Vice President

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD BUSINESS PARTNERS LIMITED

By:
Name: James Bodi
Title: Vice President

Schedule B
BBU RESOLUTIONS

(Please see attached.)

BBU ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Business Corporation (“BBUC”), Brookfield Business Partners L.P. (“BBU”) and 1559985 B.C. Ltd. (the “Corporation”) dated November 6, 2025 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of Brookfield Business Partners Limited, the general partner of BBU (the “General Partner”) in approving the Arrangement and the actions of the directors and officers of the General Partner in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of limited partnership units of BBU (the “Unitholders”) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the General Partner are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BBU LPA Amendment Resolution or the BBUC Arrangement Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BBU to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BBU to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

BBU LPA AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. (“BBU”) dated as of May 31, 2016, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 18, 2020, as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated as of March 15, 2022, is hereby amended by the Fourth Amendment to the Amended and Restated Limited Partnership Agreement as specified in Exhibit A (the “LPA Amendment”).

2.	Notwithstanding that this resolution has been passed (and the LPA Amendment adopted) by the holders of limited partnership units of BBU (the “Unitholders”) or that the arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the arrangement agreement among Brookfield Business Corporation, BBU and 1559985 B.C. Ltd. dated November 6, 2025 (the “Arrangement Agreement”) has been approved by the Supreme Court of British Columbia, the directors of the general partner of BBU (the “General Partner”) are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the terms of the LPA Amendment in a manner consistent with the Arrangement Agreement and the plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the full text of which is set out in Schedule A to the Arrangement Agreement), or (ii) not proceed with the LPA Amendment if the Arrangement has not been approved.

3.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BBU to execute or cause to be executed, under seal or otherwise, and deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the LPA Amendment, such determination to be conclusively evidenced by the execution and delivery of any such document.

4.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BBU to execute or cause to be executed, under seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

EXHIBIT A

LPA Amendment

(See attached.)

BROOKFIELD BUSINESS PARTNERS L.P.

FOURTH AMENDMENT TO THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. (the “Partnership”), dated as of May 31, 2016, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated May 18, 2020, and as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated March 15, 2022 (as amended, the “Agreement”) is made as of the ■ day of ■, 2026, but following the acquisition by 1559985 B.C. Ltd. (the “Corporation”) of Units pursuant to Section 3.1(f) of the Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and Brookfield Business Corporation (“BBUC”), the Corporation has agreed to acquire, directly or indirectly, all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for class A subordinate voting shares in the capital of the Corporation (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Units will be entitled to receive, in respect of each Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of Corporation Notes (as defined in the Plan of Arrangement), which will be subsequently transferred and assigned to the Corporation in exchange for Class A Shares pursuant to the Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Units for the Cash Consideration and to provide the Corporation with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of Holding LP under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2. of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Units;

AND WHEREAS, a meeting of the holders of Units was held on ■, 2026 at which resolutions approving the Amendment and the Transaction were adopted by holders of a majority of the Units and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■, 2026 becomes effective pursuant to Section 3.1(g) of the Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court (as defined in the Plan of Arrangement) with the consent of the Partnership and BBUC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and BBUC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.4;

1.1.4.1	“BBUC” means Brookfield Business Corporation;

1.1.10.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.12.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.15.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.15.2	“Class A Share” means a class A subordinate voting share in the capital of the Corporation;

1.1.19.1	“Corporation” means 1559985 B.C. Ltd.;

1.1.20.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.49.1	“Meeting” means such meeting or meetings of Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.51.1	“Notional Year” has the meaning assigned to such term in Section 4.4.4;

1.1.62.1	“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BBUC, each acting reasonably;

1.1.62.3	“Public Unitholder” means a holder of Public Units;

1.1.62.4	“Public Units” means the Units that are issued and outstanding (except for those Units held by the Corporation) at the Amendment Effective Time;

1.1.70.	“Resolutions” means the resolutions of the Unitholders adopted at the Meeting approving the Transaction;

1.1.76.1	“Transaction” means the transactions to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, the Corporation will acquire all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for Class A Shares; and

1.1.81.1	“Unitholder” means a registered or beneficial holder of a Unit.

(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 18, 2020, as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated as of March 15, 2022 and as amended by the Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■, 2026;

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7      Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.4	For purposes of Section 4.4.2 and Section 4.4.3, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have a had a fiscal year (the “Notional Year”) commencing on January 1, 2026 and ending immediately following the completion of the Arrangement steps occurring on the Effective Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. For greater certainty, the balance (if any) of the Income for Canadian Tax Purposes after allocating the Special Income Allocation Amount to the Limited Partners whose Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership or the Affiliate, for the Arrangement Year will be allocated to all Partners for the Notional Year in accordance with Section 4.4.2. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable Laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, and, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder, at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, the Corporation will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by the Corporation of the Class A Consideration for each such Public Unit. In the event of the exercise by the Corporation of its Call Right, each Public Unitholder will be obligated to sell all the Public Units which are subject to the Call Right held by such Public Unitholder to the Corporation on the Effective Date on payment by, or on behalf of the Corporation, to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	The Corporation must provide notice of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If the Corporation duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units which are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, the Corporation will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, the Corporation will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by the Corporation pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be holders of the securities delivered to them as part of the Class A Consideration which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Corporation will deliver to such Public Unitholder, the Class A Consideration. If the Corporation does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, the Corporation and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of the Corporation and the overriding nature thereof and to be bound thereby in favour of the Corporation as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Section 3.1(c) and (f) of the Plan of Arrangement shall take place pursuant to the Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Unitholder may have, a Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Units held by the Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Unitholder may only claim under this Section 7.6 with respect to all of the Units held by the Unitholder and registered in the name of the dissenting Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Unitholder of the purpose of the Meeting and of the Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Unitholders adopt the Resolutions, send to each Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, a Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Unitholder).

7.6.6	A dissenting Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Unitholder’s name and address;

(ii)	the number of Units in respect of which the dissenting Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Unitholder shall send the certificates representing the Units held by the Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Unitholder is a dissenting Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Unitholder ceases to have any rights as a Unitholder other than the right to be paid the fair value of the Units as determined under this Section 7.6 except where:

(i)	the dissenting Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Unitholder’s rights are reinstated as of the date the dissenting Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Unitholder who has sent such notice a written offer to pay for the dissenting Unitholder’s Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Units of a dissenting Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Units of any dissenting Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Unitholders whose Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Unitholder of the date, place and consequences of the application and of the dissenting Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Unitholder who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of the dissenting Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Unitholder and for the amount of the Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Unitholder that it is unable lawfully to pay dissenting Unitholders for their Units.

7.6.23	If Section 7.6.24 applies, a dissenting Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Unitholder is reinstated to their full rights as a Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to a Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(g) the Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the ■ day of ■, 2026.

GENERAL PARTNER: BROOKFIELD BUSINESS PARTNERS LIMITED
By:
	Name:	James Bodi
	Title:	Vice President

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER: BROOKFIELD BUSINESS PARTNERS LIMITED
By:
	Name:	James Bodi
	Title:	Vice President

Schedule C
BBUC RESOLUTION

(Please see attached.)

BBUC ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Business Corporation (“BBUC”), Brookfield Business Partners L.P. (“BBU”) and 1559985 B.C. Ltd. (the “Corporation”) dated November 6, 2025 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of BBUC in approving the Arrangement and the actions of the authorized persons of BBUC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BBUC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BBUC are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BBUC (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BBU Arrangement Resolution or the BBU LPA Amendment Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of BBUC is hereby authorized and directed for and on behalf of BBUC to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BBUC is hereby authorized and directed for and on behalf of BBUC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.